VIA EDGAR

July 7, 2020

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Thomson Reuters Corporation

TR Finance LLC

Thomson Reuters Applications Inc.

Thomson Reuters (Tax & Accounting) Inc.

West Publishing Corporation

Registration Statement on Form F-10/F-3

File Nos. 333-239390, 333-239392, 333-239392-01, 333-239392-02 and 333-239392-03

To Whom It May Concern:

On behalf of Thomson Reuters Corporation, a corporation incorporated in the Province of Ontario, Canada, TR Finance LLC, a Delaware limited liability company, Thomson Reuters Applications Inc., a corporation incorporated under the laws of the State of Delaware, Thomson Reuters (Tax & Accounting) Inc., a corporation incorporated under the laws of the State of Texas, and West Publishing Corporation, a corporation incorporated under the laws of the State of Minnesota (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the final base shelf prospectus contained in the Registrants’ Registration Statement on Form F-10/F-3 (File Nos. 333-239390, 333-239392, 333-239392-01, 333-239392-02 and 333-239392-03). I hereby request that the U.S. Securities and Exchange Commission declare the Registration Statement effective as of 4:00 p.m., New York time, on July 9, 2020, or as soon as possible thereafter.

If the Staff has any questions, please contact Mile Kurta, Esq., of Torys LLP at mkurta@torys.com or (212) 880-6363.

Sincerely,

THOMSON REUTERS CORPORATION

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Deputy Company Secretary

TR FINANCE LLC

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Director

THOMSON REUTERS APPLICATIONS INC.

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Director

THOMSON REUTERS (TAX & ACCOUNTING) INC.

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Director

WEST PUBLISHING CORPORATION

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Director

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue Queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Thomson Reuters Corporation

TR Finance LLC

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated July 6, 2020 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

July 7, 2020

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3075025, 3075028

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue Queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

TR Finance LLC

Thomson Reuters Corporation

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated July 6, 2020 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

July 7, 2020

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3075028, 3075025